Impinj, Inc.

701 North 34th Street, Suite 300

Seattle, Washington 98103

(206) 517-5300

        July 26, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Impinj, Inc.
Request to Withdraw Registration Statement on Form S-1 File No. 333-173667

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Impinj, Inc. (the “Company”) hereby requests that, effective as of the date first set forth above, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-173667), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on April 21, 2011 and was amended on May 25, 2011, June 16, 2011 and July 14, 2011.

The Company submits this request for withdrawal as it does not intend to pursue the contemplated public offering of the securities covered by the Registration Statement at this time.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Impinj, Inc., 701 North 34th Street, Suite 300, Seattle, Washington, 98103, facsimile number (206) 517-5262, with a copy to Company’s counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, 701 Fifth Avenue, Suite 5100, Seattle, Washington, 98104, facsimile number (206) 883-2699, attention Michael Nordtvedt and Daniel A. Glowitz.

U. S. Securities and Exchange Commission

July 26, 2012

If you have any questions or require any further information, please contact Michael Nordtvedt or Daniel A. Glowitz of Wilson Sonsini Goodrich & Rosati, Professional Corporation at (206) 883-2500.

Respectfully submitted,

Impinj, Inc.

/s/ William T. Colleran
Name: William T. Colleran
Title: President and Chief Executive Officer

cc:	Evan Fein, Impinj, Inc. Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati, P.C. Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C. Martin A. Wellington, Davis Polk & Wardwell LLP